Law Offices of Craig V. Butler

9900 Research Drive
Irvine, California 92618
Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

October 23, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:	InterCore Energy, Inc.
Preliminary Information Statement on Schedule 14C
Filed August 28, 2013
File No. 000-54012

Dear Ms. Mills-Apenteng:

We herein provide the following responses to your comment letter dated September 6, 2013, regarding the above-mentioned Preliminary Information Statement on Schedule 14C for InterCore Energy, Inc. (the “Company”). In response to these comments the Company is filing a First Amended Preliminary Information Statement on Schedule 14-C in connection with this comment response letter (the “Amended Filing”). I have summarized your comments in bold followed by the Company’s response.

General

1.	To better facilitate understanding of the impact of the corporate transactions, please consider disclosing in tabular format information about your capital structure. Your revised disclosure should include a table with columns specifying the number shares issues and outstanding, reserved for issuance (including the exercise of outstanding warrants and the conversion of Series C Preferred stock) and authorized but unissued, both before and after giving effect to the reverse stock split and the decrease in authorized common stock.

The Company has included information regarding its capital structure in tabular format for both pre and post stock reverse stock split and decrease in authorized common stock in the Amended Filing.

Reasons for the Reverse Stock Split, page 13

2.	You state that you are undertaking this transaction, among other reasons, to provide flexibility to issue additional shares in the context of future acquisitions, financings, and equity issuances to management or employees. Please tell us whether you presently have any such plans, proposals or arrangements. If so, please revise your disclosure to include a materially complete discussion of any such transactions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any additional common stock.

Law Offices of Craig V. Butler

Maryse Mills-Apenteng

United States Securities and Exchange Commission

Division of Corporation Finance

October 24, 2013

The Company has added disclosure in the Amended Filing confirming the Company’s future plans, or lack thereof, regarding the authorized but unissued common stock post-reverse stock split.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

Law Offices of Craig V. Butler

Maryse Mills-Apenteng

United States Securities and Exchange Commission

Division of Corporation Finance

October 24, 2013

[InterCore Energy, Inc. Letterhead]

October 23, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:	InterCore Energy, Inc.
Preliminary Information Statement on Schedule 14C
Filed August 28, 2013
File No. 000-54012

Dear Ms. Mills-Apenteng:

InterCore Energy, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on October 24, 2013:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Claude Brun

Claude Brun

Chief Executive Officer